Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three months ended March 31, 2025 and 2024

Rogers Communications Inc.	1	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2025	2024

Revenue	5	4,976	4,901

Operating expenses:
Operating costs	6	2,722	2,687
Depreciation and amortization		1,166	1,149
Restructuring, acquisition and other	7	127	142
Finance costs	8	579	580
Other expense	9	2	8

Income before income tax expense		380	335
Income tax expense		100	79

Net income for the period		280	256

Earnings per share:
Basic	10	$0.52	$0.48
Diluted	10	$0.50	$0.46
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2025	2024

Net income for the period	280	256

Other comprehensive income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	(21)	3
Related income tax recovery	1	1

Equity investments measured at FVTOCI	(20)	4
Items that will not be reclassified to income	(20)	4

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments	273	721
Reclassification to net income of loss (gain) on debt derivatives	8	(505)
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(29)	(10)
Reclassification to net income for accrued interest	(33)	(11)
Related income tax expense	(68)	(98)

Cash flow hedging derivative instruments	151	97

Share of other comprehensive income of equity-accounted investments, net of tax	—	5
Items that may subsequently be reclassified to income	151	102

Other comprehensive income for the period	131	106

Comprehensive income for the period	411	362

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2025	2024

Assets
Current assets:
Cash and cash equivalents		2,680	898
Accounts receivable	12	5,176	5,478
Inventories		562	641
Current portion of contract assets		165	171
Other current assets		1,080	849
Current portion of derivative instruments	11	274	336
Total current assets		9,937	8,373

Property, plant and equipment		25,191	25,072
Intangible assets		17,725	17,858
Investments	13	596	615
Derivative instruments	11	1,095	997
Financing receivables	12	1,131	1,189
Other long-term assets		1,167	1,027
Goodwill		16,280	16,280

Total assets		73,122	71,411

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	14	2,102	2,959
Accounts payable and accrued liabilities		3,616	4,059
Income tax payable		18	26
Other current liabilities		500	482
Contract liabilities		871	800
Current portion of long-term debt	15	2,256	3,696
Current portion of lease liabilities	16	603	587
Total current liabilities		9,966	12,609

Provisions		62	61
Long-term debt	15	42,196	38,200
Lease liabilities	16	2,195	2,191
Other long-term liabilities		1,805	1,666
Deferred tax liabilities		6,270	6,281
Total liabilities		62,494	61,008

Shareholders' equity	17	10,628	10,403

Total liabilities and shareholders' equity		73,122	71,411

Subsequent events	15, 17, 20, 22
Commitments	20

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2025	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2025	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403
Net income for the period	—	—	—	—	280	—	—	—	280

Other comprehensive income:
FVTOCI investments, net of tax	—	—	—	—	—	(20)	—	—	(20)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	151	—	151
Total other comprehensive income	—	—	—	—	—	(20)	151	—	131
Comprehensive income for the period	—	—	—	—	280	(20)	151	—	411

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(269)	—	—	—	(269)
Share price change on DRIP dividends	—	—	—	—	(3)	—	—	—	(3)

Shares issued as settlement of dividends (note 17)	—	—	86	1,943	—	—	—	—	86
Total transactions with shareholders	—	—	86	1,943	(272)	—	—	—	(186)

Balances, March 31, 2025	71	111,152	2,336	426,892	10,638	(27)	(2,400)	10	10,628

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2024	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2024	71	111,152	1,921	418,869	9,839	(17)	(1,384)	10	10,440
Net income for the period	—	—	—	—	256	—	—	—	256

Other comprehensive income:
FVTOCI investments, net of tax	—	—	—	—	—	4	—	—	4
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	97	—	97
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	5	5
Total other comprehensive income	—	—	—	—	—	4	97	5	106
Comprehensive income for the period	—	—	—	—	256	4	97	5	362

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(266)	—	—	—	(266)
Share price change on DRIP dividends	—	—	—	—	(2)	—	—	—	(2)

Shares issued as settlement of dividends (note 17)	—	—	75	1,244	—	—	—	—	75
Total transactions with shareholders	—	—	75	1,244	(268)	—	—	—	(193)

Balances, March 31, 2024	71	111,152	1,996	420,113	9,827	(13)	(1,287)	15	10,609

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2025

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2025	2024
Operating activities:
Net income for the period		280	256
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,166	1,149
Program rights amortization		19	16
Finance costs	8	579	580
Income tax expense		100	79
Post-employment benefits contributions, net of expense		17	15
Income from associates and joint ventures	9	(2)	(1)
Other		3	4
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,162	2,098
Change in net operating assets and liabilities	21	(83)	(289)
Income taxes paid		(188)	(74)
Interest paid		(595)	(555)

Cash provided by operating activities		1,296	1,180

Investing activities:
Capital expenditures		(978)	(1,058)
Additions to program rights		(24)	(13)
Changes in non-cash working capital related to capital expenditures and intangible assets		12	87
Acquisitions and other strategic transactions, net of cash acquired		—	(95)
Other		1	13

Cash used in investing activities		(989)	(1,066)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	14	(853)	1,304
Net issuance (repayment) of long-term debt	15	2,602	(1,108)
Net proceeds (payments) on settlement of debt derivatives	11	83	(2)
Transaction costs incurred	15	(38)	(42)
Principal payments of lease liabilities	16	(133)	(112)
Dividends paid	17	(185)	(190)
Other		(1)	—

Cash provided by (used in) financing activities		1,475	(150)

Change in cash and cash equivalents		1,782	(36)
Cash and cash equivalents, beginning of period		898	800

Cash and cash equivalents, end of period		2,680	764

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2025

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the three months ended March 31, 2025, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2024 (2024 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2025 (first quarter 2025 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2024 financial statements. These first quarter 2025 interim financial statements were approved by RCI's Board of Directors (the Board) on April 22, 2025.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these first quarter 2025 interim financial statements include only material transactions and changes occurring for the three months since our year-end of December 31, 2024 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These first quarter 2025 interim financial statements should be read in conjunction with the 2024 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2025
We did not adopt any accounting pronouncements or amendments this period.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has not issued any new or amended accounting pronouncements in 2025.

Rogers Communications Inc.	7	First Quarter 2025

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the condensed consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As a result of the acquisition of Shaw Communications Inc. (Shaw, and the Shaw Transaction) on April 3, 2023, our adjusted net debt increased due to new debt associated with closing the transaction, the debt assumed from Shaw, and the use of restricted cash, and our debt leverage ratio increased correspondingly. To meet our stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of closing the Shaw Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable. As at March 31, 2025 and December 31, 2024, we met our objectives for these metrics.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2025	2024

Adjusted net debt [1]	41,401	43,330
Divided by: trailing 12-month adjusted EBITDA	9,657	9,617

Debt leverage ratio	4.3	4.5
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended March 31
(In millions of dollars)	Note	2025	2024

Adjusted EBITDA	4	2,254	2,214
Deduct:
Capital expenditures [1]		978	1,058
Interest on borrowings, net and capitalized interest	8	502	496
Cash income taxes [2]		188	74

Free cash flow		586	586
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Rogers Communications Inc.	8	First Quarter 2025

		Three months ended March 31
(In millions of dollars)	Note	2025	2024

Cash provided by operating activities		1,296	1,180
Add (deduct):
Capital expenditures		(978)	(1,058)
Interest on borrowings, net and capitalized interest	8	(502)	(496)
Interest paid		595	555
Restructuring, acquisition and other	7	127	142
Program rights amortization		(19)	(16)
Change in net operating assets and liabilities	21	83	289
Other adjustments [1]		(16)	(10)

Free cash flow		586	586
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage (including through monitoring our access to capital markets), and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at March 31, 2025 and December 31, 2024, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

As at March 31, 2025		Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)	Note

Cash and cash equivalents		2,680	—	—	2,680
Bank credit facilities [1]:
Revolving	15	4,000	—	10	3,990
Non-revolving	14	500	500	—	—
Outstanding letters of credit		3	—	3	—
Receivables securitization [1]	14	2,400	1,600	—	800

Total		9,583	2,100	13	7,470
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2024		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		898	—	—	—	898
Bank credit facilities [2]:
Revolving	15	4,000	—	10	455	3,535
Non-revolving	14	500	500	—	—	—
Outstanding letters of credit		3	—	3	—	—
Receivables securitization [2]	14	2,400	2,000	—	—	400

Total		7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Rogers Communications Inc.	9	First Quarter 2025

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. During the three months ended March 31, 2025 and 2024, we borrowed $28 million and nil under this facility, respectively.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2024 financial statements. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Information by Segment

Three months ended March 31, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,521	1,918	517	20	4,976
Revenue from internal customers		23	17	79	(119)	—
Total revenue		2,544	1,935	596	(99)	4,976
Operating costs	6	1,233	827	663	(1)	2,722

Adjusted EBITDA		1,311	1,108	(67)	(98)	2,254

Depreciation and amortization						1,166
Restructuring, acquisition and other	7					127
Finance costs	8					579
Other expense	9					2

Income before income taxes						380

Three months ended March 31, 2024	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,518	1,947	415	21	4,901
Revenue from internal customers		10	12	64	(86)	—
Total revenue		2,528	1,959	479	(65)	4,901
Operating costs	6	1,244	859	582	2	2,687

Adjusted EBITDA		1,284	1,100	(103)	(67)	2,214

Depreciation and amortization						1,149
Restructuring, acquisition and other	7					142
Finance costs	8					580
Other expense	9					8

Income before income taxes						335

Rogers Communications Inc.	10	First Quarter 2025

NOTE 5: REVENUE

	Three months ended March 31
(In millions of dollars)	2025	2024

Wireless
Service revenue from external customers	2,003	1,986
Service revenue from internal customers	23	10
Service revenue	2,026	1,996
Equipment revenue from external customers	518	532
Total Wireless	2,544	2,528

Cable
Service revenue from external customers	1,907	1,935
Service revenue from internal customers	17	12
Service revenue	1,924	1,947
Equipment revenue from external customers	11	12
Total Cable	1,935	1,959

Media
Revenue from external customers	517	415
Revenue from internal customers	79	64
Total Media	596	479

Corporate items
Revenue from external customers	20	21
Revenue from internal customers	8	1
Total corporate items	28	22

Intercompany eliminations	(127)	(87)

Total revenue	4,976	4,901

Total service revenue	4,447	4,357
Total equipment revenue	529	544

Total revenue	4,976	4,901

NOTE 6: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2025	2024

Cost of equipment sales	517	550
Merchandise for resale	42	44
Other external purchases	1,646	1,543
Employee salaries, benefits, and stock-based compensation	517	550

Total operating costs	2,722	2,687

Rogers Communications Inc.	11	First Quarter 2025

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

	Three months ended March 31
(In millions of dollars)	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	90	112
Shaw Transaction-related costs	37	30

Total restructuring, acquisition and other	127	142

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in 2024 and 2025 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base and costs related to real estate rationalization programs. In 2025, these costs also include costs related to the network transaction (see note 22).

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

NOTE 8: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2025	2024

Interest on borrowings, net [1]		511	508
Interest on lease liabilities	16	36	35
Interest on post-employment benefits liability		(2)	(2)
(Gain) loss on foreign exchange		(11)	109
Change in fair value of derivative instruments		13	(98)
Capitalized interest		(9)	(12)
Deferred transaction costs and other		41	40

Total finance costs		579	580
1Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.

NOTE 9: OTHER EXPENSE

		Three months ended March 31
(In millions of dollars)	Note	2025	2024

Income from associates and joint ventures	13	(2)	(1)
Other losses		4	9

Total other expense		2	8

Rogers Communications Inc.	12	First Quarter 2025

NOTE 10: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2025	2024

Numerator (basic) - Net income for the period	280	256

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	538	531
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	2

Weighted average number of shares outstanding - diluted	539	533

Earnings per share:
Basic	$0.52	$0.48
Diluted	$0.50	$0.46

For the three months ended March 31, 2025 and 2024, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2025 was reduced by $8 million (2024 - $13 million) in the diluted earnings per share calculation.

A total of 9,517,854 options were out of the money for the three months ended March 31, 2025 (2024 - 8,912,494). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 15). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2025 and 2024.

	Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,142	1.433	4,503	5,707	1.344	7,668
Debt derivatives settled	3,144	1.430	4,497	8,024	1.345	10,794
Net cash paid on settlement			(17)			(1)

US commercial paper program
Debt derivatives entered	299	1.435	429	839	1.348	1,131
Debt derivatives settled	613	1.431	877	646	1.350	872
Net cash received (paid) on settlement			2			(1)

Rogers Communications Inc.	13	First Quarter 2025

As at March 31, 2025, we had US$1,046 million and US$nil notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2024 - US$1,048 million and US$314 million) at an average rate of $1.431/US$ (December 31, 2024 - $1.439/US$) and nil/US$ (December 31, 2024 - $1.423/US$), respectively.

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three months ended March 31, 2025 and 2024.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at March 31, 2025, we had US$18,350 million (December 31, 2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.286/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2025 and 2024.

		Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	59	1.390	82	77	1.351	104
Debt derivatives settled	59	1.356	80	48	1.313	63

As at March 31, 2025, we had US$416 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2024 - US$416 million) with terms to maturity ranging from April 2025 to March 2028 (December 31, 2024 - January 2025 to December 2027), at an average rate of $1.357/US$ (December 31, 2024 - $1.349/US$).

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2025 and 2024.

		Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	210	1.395	293	90	1.311	118
Expenditure derivatives settled	285	1.337	381	285	1.326	378

As at March 31, 2025, we had US$1,515 million notional amount of expenditure derivatives outstanding (December 31, 2024 - US$1,590 million) with terms to maturity ranging from April 2025 to December 2026 (December 31, 2024 - January 2025 to December 2026), at an average rate of $1.344/US$ (December 31, 2024 - $1.336/US$).

Rogers Communications Inc.	14	First Quarter 2025

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2025, we had equity derivatives outstanding for 6.0 million (December 31, 2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $53.27 (December 31, 2024 - $53.27).

In April 2025, we reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. We also executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025). The weighted average cost was adjusted to $46.96 per share.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts.

	Three months ended March 31
(In millions of dollars, except exchange rates)	2025	2024

Credit facilities	(17)	(1)
US commercial paper program	2	(1)
Senior and subordinated notes	95	—
Lease liabilities	3	—

Net proceeds (payments) on settlement of debt derivatives and forward contracts	83	(2)

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no financial instruments in Level 1 as at March 31, 2025 or December 31, 2024. There were no transfers between Level 1, Level 2, or Level 3 during the three months ended March 31, 2025 or 2024.

Rogers Communications Inc.	15	First Quarter 2025

Below is a summary of our financial instruments carried at fair value as at March 31, 2025 and December 31, 2024.

	Carrying value		Fair value (Level 2)		Fair value (Level 3)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2025	2024	2025	2024	2025	2024
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	107	128	—	—	107	128
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,247	1,194	1,247	1,194	—	—
Debt derivatives not accounted for as hedges	7	7	7	7	—	—
Expenditure derivatives accounted for as cash flow hedges	115	132	115	132	—	—
Total financial assets	1,476	1,461	1,369	1,333	107	128

Financial liabilities
Long-term debt (including current portion)	44,452	41,896	42,717	39,765	—	—
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	764	842	764	842	—	—
Debt derivatives not accounted for as hedges	—	2	—	2	—	—
Expenditure derivatives accounted for as cash flow hedges	16	—	16	—	—	—
Equity derivatives not accounted as hedges	89	54	89	54	—	—
Total financial liabilities	45,321	42,794	43,586	40,663	—	—

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at March 31	As at December 31
(In millions of dollars)	2025	2024

Current financing receivables	2,308	2,341
Long-term financing receivables	1,131	1,189

Total financing receivables	3,439	3,530

NOTE 13: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2025	2024

Investments in private companies, measured at FVTOCI	107	128
Investments, associates and joint ventures	489	487

Total investments	596	615

Rogers Communications Inc.	16	First Quarter 2025

NOTE 14: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at March 31, 2025 and December 31, 2024.

	As at March 31	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	502	507

Total short-term borrowings	2,102	2,959

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2025 and 2024.

		Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Repayment of receivables securitization			(400)			—
Net (repayment of) proceeds received from receivables securitization			(400)			800

Proceeds received from US commercial paper	299	1.435	429	839	1.348	1,131
Repayment of US commercial paper	(616)	1.430	(881)	(649)	1.350	(876)
Net (repayment of) proceeds received from US commercial paper			(452)			255

Proceeds received from non-revolving credit facilities (US$) [1]	1,045	1.433	1,497	185	1.346	249
Repayment of non-revolving credit facilities (US$) [1]	(1,048)	1.429	(1,498)	—	—	—
Net (repayment of) proceeds received from non-revolving credit facilities			(1)			249

Net (repayment of) proceeds received from short-term borrowings			(853)			1,304
1 Borrowings under our non-revolving facility mature and are reissued regularly, such that until repaid, we maintain net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Receivables Securitization Program
Below is a summary of our receivables securitization program as at March 31, 2025 and December 31, 2024.

	As at March 31	As at December 31
(In millions of dollars)	2025	2024

Receivables sold to buyer as security	3,457	3,186
Short-term borrowings from buyer	(1,600)	(2,000)

Overcollateralization	1,857	1,186

Rogers Communications Inc.	17	First Quarter 2025

Below is a summary of the activity related to our receivables securitization program for the three months ended March 31, 2025 and 2024.

	Three months ended March 31
(In millions of dollars)	2025	2024

Receivables securitization program, beginning of period	2,000	1,600
Net (repayment of) proceeds received from receivables securitization	(400)	800

Receivables securitization program, end of period	1,600	2,400

US Commercial Paper Program
Below is a summary of the activity relating to our US CP program for the three months ended March 31, 2025 and 2024.

		Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	314	1.439	452	113	1.327	150
Net (repayment of) proceeds received from US commercial paper	(317)	1.426	(452)	190	1.342	255
Discounts on issuance [1]	3	n/m	4	3	n/m	4
(Gain) loss on foreign exchange [1]			(4)			6

US commercial paper program, end of period	—	—	—	306	1.356	415
n/m - not meaningful
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
Below is a summary of the activity relating to our non-revolving credit facilities for the three months ended March 31, 2025 and 2024.

	Three months ended March 31
(In millions of dollars)	2025	2024

Non-revolving credit facility, beginning of period	507	—
Net (repayment of) proceeds received from non-revolving credit facilities	(1)	249
(Gain) loss on foreign exchange [1]	(4)	2

Non-revolving credit facility, end of period	502	251
1    Included in finance costs.

In March 2024, we borrowed US$185 million under our non-revolving facility maturing in July 2025.

Concurrent with our US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings.

Rogers Communications Inc.	18	First Quarter 2025

NOTE 15: LONG-TERM DEBT

			Principal amount	Interest rate	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2025	2024

Term loan facility				Floating	1,002	1,001
Canada Infrastructure Bank credit facility	2052			1.000%	92	64
Senior notes	2025	US	1,000	2.950%	—	1,439
Senior notes	2025		1,250	3.100%	1,250	1,250
Senior notes	2025	US	700	3.625%	1,007	1,007
Senior notes	2026		500	5.650%	500	500
Senior notes	2026	US	500	2.900%	719	718
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes [1]	2027		300	3.800%	300	300
Senior notes	2027	US	1,300	3.200%	1,869	1,871
Senior notes	2028		1,000	5.700%	1,000	1,000
Senior notes [1]	2028		500	4.400%	500	500
Senior notes [1]	2029		500	3.300%	500	500
Senior notes	2029		1,000	3.750%	1,000	1,000
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2029	US	1,250	5.000%	1,797	1,799
Senior notes	2030		500	5.800%	500	500
Senior notes [1]	2030		500	2.900%	500	500
Senior notes	2032	US	2,000	3.800%	2,875	2,878
Senior notes	2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	2032	US	200	8.750%	288	288
Senior notes	2033		1,000	5.900%	1,000	1,000
Senior notes	2034	US	1,250	5.300%	1,797	1,799
Senior notes	2038	US	350	7.500%	503	504
Senior notes	2039		500	6.680%	500	500
Senior notes [1]	2039		1,450	6.750%	1,450	1,450
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	1,078	1,079
Senior notes	2043	US	500	4.500%	719	719
Senior notes	2043	US	650	5.450%	934	935
Senior notes	2044	US	1,050	5.000%	1,509	1,511
Senior notes	2048	US	750	4.300%	1,078	1,079
Senior notes [1]	2049		300	4.250%	300	300
Senior notes	2049	US	1,250	4.350%	1,797	1,799
Senior notes	2049	US	1,000	3.700%	1,438	1,439
Senior notes	2052	US	2,000	4.550%	2,875	2,878
Senior notes	2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	2055	US	1,100	7.000%	1,581	—
Subordinated notes [4]	2055	US	1,000	7.125%	1,438	—
Subordinated notes [3]	2055		1,000	5.625%	1,000	—
Subordinated notes [3]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	2082	US	750	5.250%	1,078	1,079
					45,474	42,886
Deferred transaction costs and discounts					(966)	(951)
Deferred government grant liability					(56)	(39)
Less current portion					(2,256)	(3,696)

Total long-term debt					42,196	38,200
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2025 and December 31, 2024.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2025 and December 31, 2024.
3    The subordinated notes can be redeemed at par on the respective five-year anniversary from issuance dates of December 2021, February 2022, and February 2025 or on any subsequent interest payment date.
4    The subordinated notes can be redeemed at par on the ten-year anniversary from the issuance date of February 2025 or on any subsequent interest payment date.

Rogers Communications Inc.	19	First Quarter 2025

The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2025 and 2024.

	Three months ended March 31, 2025			Three months ended March 31, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			28			—
Total credit facility borrowings			28			—

Term loan facility net borrowings (US$)	1	n/m	6	—	—	—
Term loan facility net repayments (US$)	—	—	—	(2,502)	1.349	(3,375)
Net borrowings (repayments) under term loan facility			6			(3,375)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Total issuances of senior notes			—			3,367

Senior note repayments (Cdn$)			—			(1,100)
Senior note repayments (US$)	(1,000)	1.439	(1,439)	—	—	—
Total senior notes repayments			(1,439)			(1,100)

Net (repayment) issuance of senior notes			(1,439)			2,267

Subordinated note issuances (Cdn$)			1,000			—
Subordinated note issuances (US$)	2,100	1.432	3,007	—	—	—
Total issuances of subordinated notes			4,007			—

Net issuance of subordinated notes			4,007			—

Net issuance (repayment) of long-term debt			2,602			(1,108)

	Three months ended March 31
(In millions of dollars)	2025	2024

Long-term debt, beginning of period	41,896	40,855
Net issuance (repayment) of long-term debt	2,602	(1,108)
Increase in government grant liability related to Canada Infrastructure Bank facility	(17)	—
(Gain) loss on foreign exchange	(14)	588
Deferred transaction costs incurred	(51)	(50)
Amortization of deferred transaction costs	36	35

Long-term debt, end of period	44,452	40,320

Rogers Communications Inc.	20	First Quarter 2025

Senior and Subordinated Notes
Issuance of senior notes and subordinated and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three months ended March 31, 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	100.000%	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	100.000%	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	99.983%	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivative to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remains outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
2025
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

2024
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	21	First Quarter 2025

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three months ended March 31, 2025 and 2024.

	Three months ended March 31
(In millions of dollars)	2025	2024

Lease liabilities, beginning of period	2,778	2,593
Net additions	150	186
Interest on lease liabilities	36	35
Interest payments on lease liabilities	(33)	(35)
Principal payments of lease liabilities	(133)	(112)

Lease liabilities, end of period	2,798	2,667

NOTE 17: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2025 and 2024.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

On April 22, 2025, the Board declared a quarterly dividend of 0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on July 3, 2025, to shareholders of record on June 9, 2025.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three months ended March 31, 2025 and 2024.

	Three months ended March 31
(In millions of dollars)	2025	2024

Stock options	(9)	(26)
Restricted share units	3	3
Deferred share units	(2)	(4)
Equity derivative effect, net of interest receipt	24	39

Total stock-based compensation expense	16	12

As at March 31, 2025, we had a total liability recognized at its fair value of $64 million (December 31, 2024 - $103 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

Rogers Communications Inc.	22	First Quarter 2025

During the three months ended March 31, 2025, we paid $26 million (2024 - $41 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Below is a summary of the activity related to stock option plans, including performance options, for the three months ended March 31, 2025 and 2024.

	Three months ended March 31, 2025		Three months ended March 31, 2024
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	9,707,847	$63.89	10,593,645	$63.87
Granted	2,687,103	$40.37	353,105	$61.39
Exercised	—	—	(126,855)	$53.75
Forfeited	(189,993)	$58.26	(123,982)	$64.59

Outstanding, end of period	12,204,957	$58.80	10,695,913	$63.90

Exercisable, end of period	6,877,328	$63.96	5,875,485	$63.36

We did not grant any performance stock options during the three months ended March 31, 2025 (2024 - nil).

Unrecognized stock-based compensation expense related to stock option plans was $7 million as at March 31, 2025 (December 31, 2024 - $1 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Restricted Share Units
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three months ended March 31, 2025 and 2024.

	Three months ended March 31
(in number of units)	2025	2024

Outstanding, beginning of period	2,448,224	2,551,728
Granted and reinvested dividends	1,761,246	1,007,788
Exercised	(540,680)	(644,319)
Forfeited	(56,739)	(181,614)

Outstanding, end of period	3,612,051	2,733,583

Included in the above table are grants of 291,067 performance RSUs to certain key employees during the three months ended March 31, 2025 (2024 - 378,296).

Unrecognized stock-based compensation expense related to these RSUs was $68 million as at March 31, 2025 (December 31, 2024 - $35 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Rogers Communications Inc.	23	First Quarter 2025

Deferred Share Unit Plan
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three months ended March 31, 2025 and 2024.

	Three months ended March 31
(in number of units)	2025	2024

Outstanding, beginning of period	908,678	956,410
Granted and reinvested dividends	206,257	200,546
Exercised	(70,771)	(21,151)
Forfeited	(285)	(223)

Outstanding, end of period	1,043,879	1,135,582

Included in the above table are grants of 1,269 performance DSUs to certain key executives during the three months ended March 31, 2025 (2024 - 1,512).

Unrecognized stock-based compensation expense related to granted DSUs was $10 million as at March 31, 2025 (December 31, 2024 - $5 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2025 and 2024 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three months ended March 31, 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he will be paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which $3 million was recognized in net income and paid during the three months ended March 31, 2025 and 2024, respectively. We have also entered into certain other transactions with the Shaw Family Group. Total amounts paid to the Shaw Family Group during the three months ended March 31, 2025 were under $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million of which was paid during the three months ended March 31, 2025. The remaining liability of $89 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

NOTE 20: COMMITMENTS

In April 2025, we renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season for a total committed spend of $11 billion over 12 years beginning in the 2026-27 season.

Further, as a result of entering into new contracts with various Toronto Blue Jays players in 2025, we have approximately US$700 million of incremental player contract commitments that will be settled over periods of up to the next 15 years.

Rogers Communications Inc.	24	First Quarter 2025

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended March 31
(In millions of dollars)	2025	2024

Accounts receivable, excluding financing receivables	213	106
Financing receivables	92	12
Contract assets	8	(7)
Inventories	79	(50)
Other current assets	(181)	(31)
Accounts payable and accrued liabilities	(353)	(410)
Contract and other liabilities	59	91

Total change in net operating assets and liabilities	(83)	(289)

NOTE 22: SUBSIDIARY EQUITY INVESTMENT

On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion (approximately $7 billion) equity investment (the "network transaction"). Under the terms of the network transaction, Blackstone will acquire a non-controlling interest in a new Canadian subsidiary of Rogers that will own a portion of our wireless network. We will control the subsidiary and its results will therefore be included in our consolidated financial statements once the network transaction closes.

Following the closing of the network transaction, Blackstone will hold a 49.9% equity interest (with a 20% voting interest) in the subsidiary and we will hold a 50.1% equity interest (with an 80% voting interest) in the subsidiary. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in the subsidiary.

In connection with the network transaction, we received the requisite consent from the holders of our outstanding senior notes for certain proposed clarifying amendments to the indentures governing those securities, and will pay an aggregate of approximately $30 million to the consenting holders for their consents concurrently with closing the network transaction plus approximately $19 million of other directly attributable transaction costs.

Rogers Communications Inc.	25	First Quarter 2025